Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following are scripts to be used for telephone calls with participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.

TELEPHONE OUTREACH – CALL SCRIPT

•

I am [name] at MacKenzie Partners and am calling as agent for Malkin Holdings regarding the proposed consolidation of various office and retail properties into a publicly traded real estate investment trust, known as a REIT. The new entity will be called Empire State Realty Trust, Inc.

•

You should have now received the January 21 consent solicitation material relating to the Form S-4 which was declared effective by the Securities & Exchange Commission. Malkin Holdings is recommending and requesting your vote “FOR” all the proposals. We thought it might be helpful if we called you directly to answer any question you may have.

•	Is now a good time to for you? If not, would you like to schedule a time for me or someone else from the organization to call you back?

•	Thank you for taking the time to speak with us. I would appreciate your confirming your email address for our records.

•	If helpful, I’d like to describe exactly what you have received in this mailing and what is asked of you.

•	You have received:

•	a cover letter of about 20 pages which summarizes for you the overall transaction and its effect on you and the entity in which you are invested.

•

a final prospectus/consent solicitation of about 1,000 pages, which provides material information on the overall transaction in the format required for SEC clearance and includes the final valuations and fairness opinion of the independent valuer, Duff & Phelps.

•	a separate supplement of about 200 pages which provides information specific to your entity and property.

•	a three page colored consent form which requests consent on each proposal described in the prospectus.

•

If you have multiple investments, you are receiving a cover letter, supplement, and a three-page consent form for each investment, and each consent form must be completed and signed for you to exercise your right to vote.

•	a three page tax form in which you are asked to certify, as applicable, that you are a U.S. taxpayer and that you are exempt from back-up tax withholding.

•	In addition in the same package, you have received supplementary materials to assist you in your decision and vote:

•	a DVD with videos in which Peter and Anthony Malkin discuss the transaction and videos showing the portfolio of properties

•	instructions and access code for our website www.empirestaterealtytrust.com

•	if you cannot locate or have misplaced your access code, you can call Malkin Holdings at 212-850-2705 to obtain a replacement.

•	your investment advisor can use your access code

•

We hope you will visit the Malkin Holdings website for these proposals, as it gives you access to information and videos, an opportunity to submit questions and to register for conference calls, and instructions on how to fill out your consent form.

•	You can use the website to register for conference calls with Peter and Anthony Malkin by clicking on “Register for a conference call” or call 1-888-410-7850.

•

You can see from the prospectus/consent solicitation that you are actually being asked to consent to three proposals: a consolidation with an IPO, a third party portfolio transaction, and a voluntary reimbursement of certain expenses related to the successful past litigation which led to the turnaround of the Manhattan office portfolio.

•

Malkin Holdings recommends and requests that you vote “FOR” the consolidation and the third-party portfolio sale proposal and that you join the more than 70% of all investors previously solicited in other entities supervised by Malkin Holdings who have elected to “AGREE” to the voluntary reimbursement.

•	Importantly, the consent form offers you choices as to the form of consideration you will receive from the consolidation:

•	Operating Partnership units—100% tax-deferred, but not including REIT voting rights

•	Operating Partnership units with Class B REIT shares—98% tax-deferred, including REIT voting rights as if holding all Class A REIT shares

•	Class A REIT shares—100% taxable, including REIT voting rights

•	Malkin Holdings plans to list the Class A REIT Shares and Operating Partnership units on the New York Stock Exchange.

•	These are the same choices as were offered to the private investors and the Malkin family. The Malkin family mostly elected such Operating Partnership units with accompanying Class B REIT Shares.

•	If you have a question regarding your consent form, please do not hesitate to call. Filling out these forms correctly is very important for you to get what you want.

•

Now that I have touched on some of the current topics, I want to ask you if you have any specific questions about the consolidation proposal or if any of what you have read or heard is of concern to you? I will do my best to answer your questions, or I will arrange for someone to follow up with you if I cannot answer any question myself.

•

I would like to confirm that you are aware that you have the option to defer tax that would be triggered by the proposed consolidation. We want to make sure you know that this tax deferral treatment is well established and is not contingent upon obtaining any IRS or SEC ruling. Do you have any question about the three different elections for Operating Partnership units, Class B REIT Shares, or Class A REIT Shares?

•

We understand that change can be disconcerting and that many of you may be content with your current investment as is. But Malkin Holdings believes you will receive many benefits from the proposed transaction, and I would like to share some of them with you now. (Answers to questions should track the S-4 or be referred to an MH source for a follow-up call).

•

First, Malkin Holdings believes that the consolidation gives investors greater potential for increased distributions and increased value from capital appreciation than they would have by remaining a participant in your existing entities. This belief is based on the anticipated growth in the revenues of the initial properties operated as a branded portfolio and potential additional investments by the REIT.

•

This transaction is expected to result in regular quarterly dividends which must be at least 90% of REIT taxable income on an annual basis. The source of distributions will be the consolidated results of a portfolio of properties, rather than being dependent on just one property.

•

This path will result in coordinated planning and decision-making and improved accountability from a board of directors responsible for overseeing the operations of the REIT and consisting entirely of independent directors except Chairman and CEO Anthony Malkin.

•

And perhaps most importantly, it will also provide the liquidity that investors currently lack. Should you need or want to sell all or part of your ownership interest for any reason at any time, Malkin Holdings expects that there will be a public market to facilitate an efficient sale. Historically, there has been only a limited market for sales of participation interests, which does not reflect the true value of the participation interests.

•

If the consolidation and IPO go forward, you will receive at that time special distributions consisting of excess reserves from your entity and the reimbursement your entity will receive from the IPO proceeds to reimburse its expenses over the last almost 3 years for consolidation and IPO expenses, and you will also receive your share of the class action settlement proceeds. (You receive settlement proceeds—you do not pay any portion of the settlement.) If the consolidation and IPO do not occur, you will not receive any of these amounts. [See S-4 pages 231-232 for estimated amounts of these distributions.]

•

As you likely know, Malkin Holdings supervises buildings throughout the greater New York metropolitan area, in and out of Manhattan. The properties that will be acquired by the REIT each have their own unique attributes and significant growth opportunities. Many of them are award-winning in their own right. The properties have an excellent and growing collection of top quality tenants, with equal or better credit to the new tenants who are leasing space at the Empire State Building. And all are located in locations near important transportation hubs and Manhattan or growing business communities in the New York metropolitan area such as White Plains and Stamford.

•	While the Empire State Building is the most well-known, it is only one property, and all the properties are valuable. They all show potential for upside.

•

[FOR ESBA ONLY: One thing that is very important for Empire State Building Associates is the fact that the status quo cannot continue. Under Leona Helmsley’s will, her executors must sell all interests in her estate which represent more than a 1% ownership interest in any corporation, partnership or other business entity. Her estate’s interests include an interest in the operating lease of the Empire State Building which shares a veto with the Malkin family of all decisions by the operating lessee of the Empire State Building. Thus, a sale by the estate to an unknown third party carries real risk to investors, because such party would have the power to significantly influence and control operations and, as a result, distributions to investors.]

•	Malkin Holdings plans to continually update their website with relevant information, including videos and voting instructions, so that you can consider it a resource moving forward.

•	FOR ESBA ONLY:

•

We also want to take a moment to ask you if you have any question or comment about any outreach you may have received from individuals who are opposing this transaction. Malkin Holdings has been following the comments and questions they have raised about our proposed transaction. Under securities laws,

Malkin Holdings was required to provide your address to these investors. Malkin Holdings has received reports of statements made on these calls and has heard many of these calls themselves. Malkin Holdings believes that those individuals are disseminating false and misleading information about ESBA and the proposed transaction. Malkin Holdings suggests that you rely on its materials which have been filed with the SEC (i.e., the prospectus/consent solicitation which was included in the Form S-4 and materials we have sent you) for facts and conclusions about this transaction, rather than on these individuals’ conclusions. From Malkin Holdings’ direct experience, they believe one cannot rely on the accuracy of these individuals’ conclusions.

•	[IF YOU RECEIVE A QUESTION REGARDING THE EDELMANS:]

•

Malkin Holdings believes this consolidation and IPO offers numerous compelling benefits to all investors, including an option for a 100% tax-deferral, new-found liquidity from publicly traded securities on the New York Stock Exchange, steady dividends, diversification and growth prospects. Now that investors have complete information before them, Malkin Holdings is confident that investors will appreciate the benefits to them and vote for the consolidation and IPO.

•

Malkin Holdings thinks the organized opposition to this led by the Edelman cousins and those working with them is using lies and deception to influence votes. Malkin Holdings thinks anyone who votes on their message will be exposed to economic harm and will have a claim against the Edelmans. The Malkins are working hard to correct the Edelmans’ deceptive and misleading statements.

•	Now that we have mailed you the final document and consent solicitation, we welcome your questions so that you can be informed and return your consent form promptly.

•	Malkin Holding strongly recommends that you vote “FOR” the proposals.

•	I hope this information is helpful to you. We are here to answer your questions. Please feel free to contact us at any time.

•	And please be sure to visit the website, watch the videos on the website or on the dvd which came in the package, and register for a conference call.

TELEPHONE INCOMING – CALL SCRIPT

•	[ANSWER THE PHONE] Hello, this is MacKenzie Partners, agent for Malkin Holdings regarding Empire State Realty Trust. My name is . May I help you?”

•	[AS PART OF YOUR INITIAL EXCHANGE WITH THE INVESTOR]

•	Thank you for taking the time to call and speak with us.

•	To protect every investor’s confidential information, I need to verify your identity with a question. [PER PROTOCOL ASK FOR SS#, INVESTOR ID, OR ADDRESS & INVESTMENTS]

•	[FOR INVESTOR UNABLE TO VERIFY IDENTITY:]

•

“We apologize, but we are unable to find you on our investor list, & therefore we are not authorized to discuss the investment with you at this time. It is possible that your investment is held under a different entity name or perhaps there is a mistake. Please call Malkin Holdings (Melanie Boruch 212-850-2742) to pursue this further. Thank you for your patience.”

•	I would appreciate your confirming your email address for our records.

•

We welcome your calls at any time, and I want to assure you are also aware that we have also created a website www.empirestaterealtytrust.com to give you access to information and videos, an opportunity to submit questions and to register for conference calls with Peter and Anthony Malkin, and instructions on how to fill out your consent form.

•	You received a website access code in your S-4 package, and you can visit the website at any time.

•	If you cannot locate or have misplaced your access code, you may call Malkin Holdings at 212-850-2705 to obtain a replacement.

•	You may register for conference calls with Peter and Anthony Malkin by visiting the website and clicking on “Register for a conference call”—or by calling our toll-free number here 1-888-410-7850.

•	Your investment advisor can use your access code.

[PLEASE ASSURE INVESTORS ARE AWARE OF THE INFORMATION RESOURCES AVAILABLE TO THEM AS NOTED ABOVE—THEREAFTER, PROCEED TO ADDRESS THE INVESTOR’S SPECIFIC QUESTIONS. FOR REFERENCE, INCLUDED BELOW FROM OUTREACH CALL NOTES ARE KEY POINTS WHICH SHOULD LIKELY ARISE IN ADDRESSING QUESTIONS.]

•	If helpful, I’d like to describe exactly what you have received in this mailing and what is asked of you.

•	You have received:

•	a cover letter of about 20 pages which summarizes for you the overall transaction and its effect on you and the entity in which you are invested.

•

a final prospectus/consent solicitation of about 1,000 pages, which provides material information on the overall transaction in the format required for SEC clearance and includes the final valuations and fairness opinion of the independent valuer, Duff & Phelps.

•	a separate supplement of about 200 pages which provides information specific to your entity and property.

•	a three page colored consent form which requests consent on each proposal described in the prospectus.

•

If you have multiple investments, you are receiving a cover letter, supplement, and a three-page consent form for each investment, and each consent form must be completed and signed for you to exercise your right to vote.

•	a three page tax form in which you are asked to certify, as applicable, that you are a U.S. taxpayer and that you are exempt from back-up tax withholding.

•	In addition in the same package, you have received supplementary materials to assist you in your decision and vote:

•	a DVD with videos in which Peter and Anthony Malkin discuss the transaction and videos showing the portfolio properties

•	instructions and access code for our website www.empirestaterealtytrust.com

•

You can see from the prospectus/consent solicitation that you are actually being asked to consent to three proposals: a consolidation with an IPO, a third party portfolio transaction, and a voluntary reimbursement of certain expenses related to the successful past litigation which led to the turnaround of the Manhattan office portfolio.

•

Malkin Holdings recommends and requests that you vote “FOR” the consolidation and the third-party portfolio sale proposal and that you join the more than 70% of all investors previously solicited who have elected to “AGREE” to the voluntary reimbursement.

•	Importantly, the consent form offers you choices as to the form of consideration you will receive from the consolidation:

•	Operating Partnership units—100% tax-deferred, but not including REIT voting rights

•	Operating Partnership units with Class B REIT shares—98% tax-deferred, including REIT voting rights as if holding all Class A REIT shares

•	Class A REIT shares—100% taxable, including REIT voting rights

•	Malkin Holdings plans to list the Class A REIT Shares and Operating Partnership units on the New York Stock Exchange.

•	These are the same choices as were offered to the private investors and the Malkin family, who mostly elected such Operating Partnership units with accompanying Class B REIT shares.

•	If you have a question regarding your consent form, please do not hesitate to call. Filling these forms out correctly is very important for you to get what you want.

•

I would like to confirm that you are aware that you have the option to defer tax that would be triggered by the proposed consolidation. We want to make sure you know that this tax deferral treatment is well established and is not contingent upon obtaining any IRS or SEC ruling. Do you have any question about the three different elections for OP units, Class B stock, or Class A stock?

•

We understand that change can be disconcerting and that many of you may be content with your current investment as is. But Malkin Holdings believes you will receive many benefits from the proposed transaction, and I would like to share some of them with you now. (Answers to questions should track the S-4 or be referred to an MH source for a follow-up call).

•

First, Malkin Holdings believes that the consolidation gives investors greater potential for increased distributions and increased value from capital appreciation than they would have by remaining a participant in your existing entities. This belief is based on the anticipated growth in the revenues of the initial properties operated as a branded portfolio and potential additional investments by the REIT.

•

This transaction is expected to result in regular quarterly dividends which must be at least 90% of REIT taxable income on an annual basis. The source of distributions will be the consolidated results of a portfolio of properties, rather than being dependent on just one property.

•

This path will result in coordinated planning and decision-making and improved accountability from a board of directors responsible for overseeing the operations of the REIT and consisting entirely of independent directors except Chairman and CEO Anthony Malkin.

•

And perhaps most importantly, it will also provide the liquidity that investors currently lack. Should you need or want to sell all or part of your ownership interest for any reason, Malkin Holdings expects that there will be a public market to facilitate an efficient sale. Historically, there has been only a limited market for sales of participation interests, which does not reflect the true value of the participation interests.

•

If the consolidation and IPO go forward, you will receive at that time special distributions consisting of excess reserves from your entity and the reimbursement your entity will receive from the IPO proceeds to reimburse its expenses over the last almost 3 years for consolidation and IPO expenses, and you will also receive your share of the class action settlement proceeds. (You receive settlement proceeds—you do not pay any portion of the settlement.) If the consolidation and IPO do not occur, you will not receive any of these amounts. [See S-4 pages 231-232 for estimated amounts of these distributions.]

•

As you likely know, Malkin Holdings supervises buildings throughout the greater New York metropolitan area, in and out of Manhattan. The properties that will be acquired by the REIT each have their own unique attributes and significant growth opportunities. Many of them are award-winning in their own right. The properties have an excellent and growing collection of top quality tenants, with equal or better credit to the new tenants who are leasing space at the Empire State Building. And all are located in locations near important transportation hubs and Manhattan or growing business communities in the New York metropolitan area such as White Plains and Stamford.

•	While the Empire State Building is the most well-known, it is only one property, and all the properties are valuable. They all show potential for upside.

•

[FOR ESBA ONLY: One thing that is very important for Empire State Building Associates is the fact that the status quo cannot continue. Under Leona Helmsley’s will, her executors must sell all interests in her estate which represent more than a 1% ownership interest in any corporation, partnership or other business entity. Her estate’s interests include an interest in the operating lease of the Empire State Building which shares a veto with the Malkin family of all decisions by the operating lessee of the Empire State Building. Thus, a sale by the estate to an unknown third party carries real risk to investors, because such party would have the power to significantly influence and control operations and, as a result, distributions to investors.]

•	Malkin Holdings plans to continually update its website with relevant information, including videos and voting instructions, so that you can consider it a resource moving forward.

•	FOR ESBA ONLY:

•

We also want to take a moment to ask you if you have any question or comment about any outreach you may have received from individuals who are opposing this transaction. Malkin Holdings has been following the comments and questions they have raised about our proposed transaction. Under securities laws, Malkin Holdings was required to provide your address to these investors. Malkin Holdings has received reports of statements made on these calls and has heard many of these calls themselves.

Malkin Holdings believes that those individuals are disseminating false and misleading information about ESBA and the proposed transaction. Malkin Holdings suggests that you rely on its materials which have been filed with the SEC (i.e., the prospectus/consent solicitation which was included in the Form S-4 and materials we have sent you) for facts and conclusions about this transaction, rather than on these individuals’ conclusions. From Malkin Holdings’ direct experience, they believe one cannot rely on the accuracy of these individuals’ conclusions.

•	[IF YOU RECEIVE A QUESTION REGARDING THE EDELMANS:]

•

Malkin Holdings believes this consolidation and IPO offers numerous compelling benefits to all investors, including an option for a 100% tax-deferral, new-found liquidity from publicly traded securities on the New York Stock Exchange, steady dividends, diversification and growth prospects. Now that investors have complete information before them, Malkin Holdings is confident that investors will appreciate the benefits to them and vote for the consolidation and IPO.

•

Malkin Holdings thinks the organized opposition to this led by the Edelman cousins and those working with them is using lies and deception to influence votes. Malkin Holdings thinks anyone who votes on their message will be exposed to economic harm and will have a claim against the Edelmans. The Malkins are working hard to correct the Edelmans’ deceptive and misleading statements.

•	Now that we have mailed you the final document and consent solicitation, we welcome your questions so that you can be informed and return your consent form promptly.

•	Malkin Holding strongly recommends that you vote “FOR” the proposals.

•	I hope this information is helpful to you. We are here to answer your questions. Please feel free to contact us at any time.

•	And please be sure to visit the website, watch the videos on the website or on the dvd which came in the package, and register for a conference call.

LEGEND

We urge participants to review the Registration Statement on Form S-4, the proxy/consent solicitation statement and other related documents now filed or to be filed with the SEC, because they contain important information. Participants can obtain them without charge on the Securities and Exchange Commission’s website at www.sec.gov. Participants can also obtain without charge a copy of the prospectus/ consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at 212-687-8700 at Malkin Holdings LLC.